SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Diebold, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                                                                       ________253651103_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ November 7, 2008________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,220,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,220,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,220,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.85%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,414,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,536,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,536,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 5.35%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 57,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 57,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 57,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.09%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 90,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 90,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 90,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.14%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 20,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 20,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 20,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 15,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 15,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 15,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 17,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 17,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 17,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.03%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 45,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 45,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 45,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.07%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 2 to Schedule 13D on the Common Stock of Diebold, Incorporated (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on April 10, 2008.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Teton Advisors.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $1,196,722 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $1,196,457 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.  Mario Gabelli used approximately $265 of funds of a private entity to purchase the additional Securities reported by him.

Item 4.                                Purpose of Transaction
            Item 4 to Schedule 13D is amended, in pertinent part, as follows:
                        On November 7, 2008, GBL submitted a letter to the Issuer that again requested that the Board of Directors of the Issuer remove its "poison pill" by redeeming the preferred share purchase rights or letting the rights expire on February 10, 2009.  GBL also stated that in the event the poison pill is not removed by Febraury 10, 2009, GBL would like to submit the issue to a vote of the shareholders of the Issuer at the Issuer's 2009 Annual Meeting.  The letter also stated that GBL looks forward to maintaining a dialog with the Issuer on issues such as the use of cash flow, and corporate governance, such as poison pills.  A copy of the letter is attached hereto as Exhibit A.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,001,900 shares, representing 7.57% of the approximately 66,100,607 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2008. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,220,000	1.85%
GAMCO	3,536,400	5.35%
GSI	90,500	0.14%
MJG-FDN	20,000	0.03%
GBL	17,500	0.03%
Mario Gabelli	45,000	0.07%
MJG Associates	57,500	0.09%
GGCP	15,000	0.02%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 121,900 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      November 10, 2008

                                                                                MARIO J. GABELLI
GGCP, INC.
                                                                                                GABELLI FOUNDATION
MJG ASSOCIATES, INC.
GABELLI SECURITIES, INC.
                GABELLI FUNDS, LLC
                                                                                TETON ADVISORS, INC.
GAMCO ASSET MANAGEMENT INC
GAMCO INVESTORS, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
            Attorney-in-Fact for Mario J. Gabelli, Gabelli Foundation &
                                                                                                MJG Associates, Inc.
            President, Gabelli Securities, Inc.
            Director – GGCP, Inc.
                                                                                            President & Chief Operating Officer of the sole member of
                Gabelli Funds, LLC.
            Director – Teton Advisors, Inc.
                                                                                             President – GAMCO Asset Management Inc.
                                                                                            President & Chief Operating Officer – GAMCO  Investors, Inc.

                  Schedule I
                                                                       Information with Respect to Executive
                                                                    Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman of LICT Corporation.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert Nicholas F. Galluccio	Chairman Chief Executive Officer and President

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert	Vice President - Mutual Funds

LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn J. Angiolillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-DIEBOLD,INCORPORATED

MARIO J. GABELLI
10/20/08 4,000 27.3714
10/20/08 4,000- 27.3051
MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL II LIMITED
10/14/08 500- 28.1040
GABELLI INTERNATIONAL LIMITED
10/31/08 2,000- 29.4100
GABELLI FUND, LDC
10/16/08 500 25.5000
GAMCO INVESTORS, INC.
10/30/08 5,000- 28.4900
GAMCO ASSET MANAGEMENT INC.
11/07/08 500- 28.3569
11/06/08 700- 29.2086
11/05/08 300- 28.9000
11/04/08 700 29.4057
11/04/08 2,000- 29.3210
11/04/08 100- *DO
11/03/08 42,044- *DO
11/03/08 3,500 29.1477
11/03/08 3,200- 29.5586
10/31/08 1,000 28.8380
10/31/08 2,000 29.2608
10/31/08 2,000 29.5990
10/30/08 6,000- 28.7208
10/30/08 2,300- 27.8552
10/30/08 5,000 27.8042
10/30/08 2,000 27.0090
10/30/08 2,000- 28.9630
10/29/08 3,000 25.4700
10/29/08 2,000 25.7235
10/29/08 2,500 25.9036
10/28/08 2,000- 23.6040
10/28/08 5,000 23.4400
10/28/08 1,000 23.6500
10/28/08 3,000- 23.5000
10/27/08 1,000 23.7200
10/27/08 34,800 23.7106
10/27/08 500 23.3900
10/27/08 3,000- 23.5970
10/27/08 200- *DO
10/24/08 400- 23.7675
10/24/08 3,000 23.3377
10/24/08 1,000- 23.6480
10/23/08 1,000- 24.8960
10/23/08 1,500 24.7700
10/22/08 3,100- 24.9500
10/21/08 500 27.2700
10/21/08 500- 28.0400
10/20/08 200 27.2000
10/20/08 2,000 26.9500
10/17/08 2,000 25.9049
10/17/08 5,000 25.8000
10/17/08 200 25.8100
10/17/08 12,000- 26.4417
10/17/08 2,000 26.1450
10/16/08 2,000 24.6500
10/15/08 2,700- 26.8833
10/15/08 5,000 25.7470
10/15/08 700 25.7870
10/14/08 5,000 28.8800
GABELLI SECURITIES, INC.
GABELLI ASSOCIATES LTD
11/06/08 2,000- 29.5338
10/30/08 2,500- 28.4646
GABELLI ASSOCIATES FUND
11/06/08 3,500- 29.5338
10/30/08 4,500- 28.4646
GABELLI FUNDS, LLC.
GABELLI SMALL CAP GROWTH FUND
10/31/08 5,000 28.4800
GABELLI EQUITY TRUST
10/31/08 5,000- 28.7260
10/30/08 5,000- 28.7560
GABELLI CAPITAL ASSET FUND
10/31/08 2,000- 29.9040
10/30/08 2,000- 27.0200
GABELLI ABC FUND
10/31/08 4,000- 29.2438
10/30/08 3,000- 28.8277
10/15/08 2,000 25.5545

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

Exhibit A.

[Missing Graphic Reference]
            One Corporate Center
            Rye, NY 10580-1435
        GAMCO Investors, Inc.
            Tel. (914) 921-3900
                Fax (914) 921-5099
                www.gabelli.com

   November 7, 2008

Mr. Thomas W. Swidarski
President and Chief Executive Officer
Diebold, Incorporated
5995 Mayflower Road
PO Box 3077
North Canton, OH 44720-8077

Dear Tom:

Trust all is well.   I look forward to chatting with you about plans for allocation of cash flow.

To echo our firm’s governance philosophy, we are not for management, nor are we against management, and just like you, remain committed to shareholder value creation.

Along that spirit, GAMCO requests again that you convey to your Board of Directors that it remove DBD’s “poison pill” by redeeming the preferred share purchase rights or let the rights expire on February 10, 2009.

In the event that the poison pill is not removed by February 10th, we would like to submit the issue to a shareholder vote for your 2009 Annual Meeting.

I look forward to maintaining a dialog on issues such as use of cash flow and corporate governance, such as poison pills.

With best wishes for your continued success, I am

Sincerely,

Mario J. Gabelli

MJG:dm